Exhibit 1

RECENT DEVELOPMENTS

COVID-19 DEVELOPMENTS

As of November 30, 2020, Brazil had over 6 million confirmed cases of coronavirus (commonly referred to as COVID-19), of which 173,120 were fatal. To date, Brazil has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, among other things, granting decision-making authority to local governmental entities (i.e., states and municipalities) with respect to measures to be taken in response to the outbreak. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity.

The Republic has adopted several economic stimulus measures in reaction to the COVID-19 crisis. These measures currently amount to R$1,443.3 billion and are expected to increase the primary deficit of the Central Government in 2020 by R$615.0 billion. These measures, as currently approved or proposed, include, among other things, (i) granting financial aid to vulnerable populations and workers, (ii) allocating resources for medical treatment of our citizens and investing in appropriate protective gear, (iii) adopting measures to support cash flows of Brazilian companies, (iv) granting support to local governments and (v) strengthening and increasing credit lines to individuals and companies.

On September 1, 2020, the Republic extended the monthly financial grant to informal workers, individual micro-entrepreneurs (microempreendedor individual) and low income families (Auxílio Emergencial or the “Emergency Financial Grant”) through December 2020. For the initial period from April to August 2020, the Emergency Financial Grant was of R$600 and for the additional period from September to December 2020, the Emergency Financial Grant is of R$300.

The current support package to local governments and subnational entities amounts to R$190.6 billion, of which R$105.5 billion relates to measures with an impact on the primary balance and R$85.1 billion relates to measures without an impact on the primary balance. This support package was approved by Congress and ratified by the President on May 28, 2020.

In light of the COVID-19 crisis, the official GDP forecast for 2020 was set at -4.5% on November 24, 2020. The COVID-19 related GDP revision is mainly due to forecasted (i) contraction in global economic growth, (ii) negative impacts on international trade and related supply chains, (iii) impacts on domestic supply chains, (iv) negative impacts on financial market conditions and (v) impacts of social distancing policies. If the COVID-19 crisis continues, the GDP forecast may be further revised.

The consequences of the current COVID crisis could affect other aspects of the Brazilian economy and financial system in 2020 and beyond, including, among other things, with respect to balance of payments, primary balance, public debt, interest rates and inflation.

OTHER RECENT DEVELOPMENTS

Political Developments

Corruption Investigations

Multiple investigations into public corruption have been ongoing since 2014. The investigations, which initially targeted an alleged bribery, money laundering and embezzlement scheme involving the provision of goods and services to Petrobras, a majority state-owned company, grew in scope to encompass wide-reaching anti-corruption investigations in many stages.

Legislative Reforms

On September 3, 2020, the President delivered a constitutional amendment to Congress with the first step of the Public Administration Reform (Nova Administração Pública) focused on reducing payroll expenditures, increasing public sector efficiency and improving the productivity of public servants. The Public Administration Reform will not have retroactive effect and does not apply to members of Congress, judges, public prosecutors and the military.

Cabinet Changes

On April 24, 2020, Sergio Moro resigned as Minister of Justice and Public Security, and was replaced by André Mendonça on April 29, 2020. In the context of his resignation, Sergio Moro made allegations of criminal activity against President Jair Bolsonaro. On April 27, 2020, the STF approved a request by the Attorney General to investigate Sergio Moro’s allegations. The investigation is ongoing and is under STF supervision.

On September 16, 2020, Eduardo Pazuello took office as Ministry of Health. Mr Pazuello had been Interim Minister of Health since June 2, 2020.

Employment and Labor

Employment Levels

From January 1, 2020 to October 31, 2020, 171,139 jobs were lost, compared to the creation of 841,589 jobs from January 1, 2019 to October 31, 2019. As of October 31, 2020, formal employment increased by 1.03% as compared to September 30, 2020, resulting in a creation of 394,989 jobs.

In the third quarter of 2020, the unemployment rate in Brazil was 14.6%, an increase of 1.3% compared to the second quarter of 2020 and an increase of 2.8% compared to the third quarter of 2019.

Wages

As of February 1, 2020, the minimum monthly wage for 2020 was set at R$1,045.00, representing an increase of 4.7% compared to the 2019 minimum monthly wage of R$998.00.

The budgetary bill for 2021, sent to Congress on August 31, 2020 (the “2021 Budgetary Bill”), forecasts minimum wage adjustments in accordance with the INPC based on the preceding 12-month period, with an estimated minimum monthly wage at R$1,067.00.

Social Security

As of October 31, 2020, (i) the monthly benefits accumulated in the preceding 12-month period paid by the Brazilian Social Security System increased by 6.8% compared to the immediately previous period and (ii) the Brazilian Social Security System’s payments decreased by 1.3% compared to October 31, 2019 (in real terms).

THE BRAZILIAN ECONOMY

The economy in 2020 has been, and continues to be, adversely affected by COVID-19. See “Recent Developments—COVID-19 Developments.”

Economy in 2020

Gross Domestic Product

In the second quarter of 2020, GDP decreased by 9.7% compared to the first quarter of 2020. Compared to the second quarter of 2019, GDP decreased by 2.2 % in the second quarter of 2020 measured on a cumulative 12-month basis.

The GDP results from the second quarter of 2020 were mainly influenced by the industrial and service sectors, which decreased by 12.3% and 9.7%, respectively, compared to the first quarter of 2020.

Privatizations

From January to October, 2020, the PPI (The Investment Partnerships Program) awarded 10 concessions through public auctions (the “PPI Concessions”), including the highway BR-101/SC located in the State of Santa Catarina, two port terminals (STS 14 and STS 14A) and the Rumo Malha Paulista railway located in the State of São Paulo. The PPI Concessions are expected to generate investments of approximately R$13.4 billion.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

In October 2020, COPOM kept the Selic interest rate at 2.00% per annum. In August 2020, COPOM announced a reduction in the Selic interest rate to 2.0% per annum, the lowest interest rate in Brazil’s history so far.

Inflation

The IPCA increased from 0.64% in September 2020 to 0.86% in October 2020. This is the highest result for a month of October since 2002 (1.31%). With respect to the 12-month period ended on October 31, 2020, the index increased 3.92%, which is 0.78% above the rate of 3.14% registered in the 12 immediately preceding months.

COPOM publishes a number of inflation projections based on different hypothetical scenarios. In a scenario assuming a variable interest rate path extracted from the Focus survey (a survey of market expectations for economic indicators carried out by the BCB) and a constant exchange rate of R$/US$5.60, COPOM projects inflation at approximately 3.1% for 2020, 3.1% for 2021 and 3.3% for 2022. The path for the Selic rate in this scenario is that it ends 2020 at 2.00% per annum and rises to 2.75% per annum in 2021 and to 4.5% in 2022.

In a scenario assuming a constant interest rate of 2.00% per annum and a constant exchange rate of R$/US$5.60, COPOM projects inflation at approximately 3.1% for 2020 and 3.2% for 2021. In this scenario, inflation projections for administered prices are 0.8% for 2020 and 5.1% for 2021.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-US Dollar exchange rate, as published by the Central Bank, was R$5.28 to US$1.00 (sell side) on December 1, 2020.

Financial Institutions

BNDES

In September 2020, the National Monetary Council (Conselho Monetário Nacional) decreased the long-term interest rate used for loans granted by the Brazilian National Development Bank (“BNDES”) (Taxa de Juros de Longo Prazo or “TJLP”) from 4.91% to 4.55% per annum for the second quarter of 2020. As of January 1, 2018, the TJLP was replaced by the TLP (Taxa de Longo Prazo) applicable for new BNDES loans. As of November 2020, the TLP was IPCA plus 1.64% per annum.

Banking Supervision

Loan Loss Reserves

As of October 2020, credit operations in arrears for over 90 days amounted to 2.36%, a 0.07% decrease compared to September 2020 (2.43%). As of October 2020, the level of credit operations in arrears with respect to credits granted to families was 3.07%, a decrease of 0.07% compared to September 2020 (3.14%). Arrears of credits to legal entities decreased in October 2020 compared to September 2020 (from 1.54% to 1.47%).

BALANCE OF PAYMENTS

As of October 31, 2020, the current account registered a deficit of US$15.35 billion (1.04% of GDP) for the preceding 12-month period. For the same period, the capital account registered a surplus of approximately US$384.8 million and foreign direct investment was US$43.47 billion (2.94% of GDP). The international reserves volume as of November 30, 2020 amounted to US$356.00 billion.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2016 through 2019 and the budgeted amounts for 2020.

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2016	2017	2018	2019	2020 Budget(5)
1 – Total Revenues	1,315.0	1,383.1	1,484.2	1,635.1	1,456.2
1.1 – RFB Revenues(2)	819.8	835.6	905.1	946.1	891.4
1.2 – Fiscal Incentives	(0.2)	(1.4)	0.0	0.0	(0.1)
1.3 – Social Security Net Revenues	358.1	374.8	391.2	413.3	401.0
1.4 – Non – RFB Revenues	137.2	174.1	188.0	275.7	163.9

2 – Transfers by Sharing Revenue	226.8	228.3	256.7	288.3	260.9
3 – Total Net Revenue	1,088.1	1,154.7	1,227.5	1,346.8	1,195.3
4 – Total Expenditures	1,249.4	1,279.0	1,351.8	1,441.8	1,982.8
4.1 – Social Security Benefits	507.9	557.2	586.4	626.5	677.1
4.2 – Personnel and Social Charges	257.9	284.0	298.0	313.1	324.8
4.3 – Other Mandatory Expenditures	213.0	197.3	201.3	195.2	722.4
4.4 – Discretionary expenditures – All Branches	270.7	240.5	266.0	307.0	258.4
5 – Brazilian Sovereign Wealth Fund (FSB)	0.0	0.0	4.0	0.0	0.0
6 – Primary Balance(3)	(161.3)	(124.3)	(120.2)	(95.1)	(787.4)
7 – Methodological Adjustment	3.9	7.6	6.6	6.8	—
8 – Statistical Discrepancy	(2.1)	(1.8)	(2.6)	(0.6)	—
9 – Central Government Primary Balance(4)	(159.5)	(118.4)	(116.2)	(88.9)	(124.1)
10 – Nominal Interest	(318.4)	(340.9)	(310.3)	(310.1)	(282.3)
11 – Central Government Nominal Balance(4)	(477.8)	(459.3)	(426.5)	(399.0)	(1,069.7)

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or “RFB”).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in the 2021 Budgetary Bill.

Source: National Treasury Secretariat

2021 Budget

The 2021 Budgetary Bill set a nominal primary deficit for the consolidated public sector for 2021 of R$237.3 billion (approximately 3.1% of estimated GDP for 2021). The macroeconomic parameters contemplated by the bill anticipate inflation of 3.24% and a projected GDP growth of 3.2% for 2021.

Table No. 2

Principal 2021 Budget Assumptions

As of August, 2020
Gross Domestic Product
Nominal GDP (billions of Reais)	7,662
Real GDP Growth	3.2%
Inflation
Domestic Inflation (IPCA)	3.24%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE)

Fiscal Balance

In October 2020, the consolidated public sector registered a primary surplus of R$2.95 billion. For the 12-month period ended October 31, 2020, the accumulated balance registered a deficit of R$661.8 billion (9.1% of GDP).

In October 2020, the Brazilian Social Security System registered a deficit of R$9.64 billion, 36.6% lower (in real terms) than the deficit registered in October 2019. For the 12-month period ended October 31, 2020, the deficit of the Brazilian Social Security System totaled R$291.4 billion (in real terms). At current market prices, the deficit accumulated in the 12-month period ended on October 31, 2020 reached R$285.7 billion.

PUBLIC DEBT

Public Sector Net Debt

As of October 31, 2020, Public Sector Net Debt was R$4,435.6 billion (61.2% of GDP) compared to R$3,961.8 billion (55.1% of GDP) as of October 31, 2019.

General Government Gross Debt

As of October 31, 2020, General Government Gross Debt was R$6,574.7 billion (90.8% of GDP) compared to R$5,549.4 billion (77.2% of GDP) as of October 31, 2019.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of September 30, 2020.

Table No. 3

Federal Public Debt Profile

	October 2020		October 2020	September 2020		September 2020	October 2019		October 2019
			%			%			%
Federal Public Debt (R$ bn)	R$	4,638.5	100.0%	R$	4,526.8	100.0%	R$	4,120.8	100.0%
Domestic	R$	4,387.0	94.6%	R$	4,280.9	94.6%	R$	3,966.1	96.2%
Fixed-rate	R$	1,521.3	32.8%	R$	1,474.1	32.6%	R$	1,253.6	30.4%
Inflation-linked	R$	1,167.0	25.2%	R$	1,127.2	24.9%	R$	1,082.4	26.3%
Selic rate	R$	1,683.8	36.3%	R$	1,664.6	36.8%	R$	1,622.8	39.4%
FX	R$	266.5	5.7%	R$	260.9	5.8%	R$	162.0	3.9%
Others		—	0.0%		—	0.0%		—	0.0%
External (R$ bn)	R$	251.6	5.4%	R$	245.9	5.4%	R$	154.7	3.8%
Maturity Profile
Average Maturity (years)			3.8			3.8			4.1
Maturing in 12 months (R$ bn)		R$ 1,279.8			R$ 1,178.4			R$ 770.6
Maturing in 12 months (%)		27.6%			26.0%			18.7%

Source: National Treasury

On August 28, 2020, the National Treasury released a revised Annual Borrowing Plan for 2020.

Table No. 4

Federal Public Debt Results and Annual Borrowing Plan 2020(1)

	As of December 31, 2019	Limits for 2020
		Minimum	Maximum
Stock of Federal Public Debt (R$ billion)
Federal Public Debt	4,248.9	4,600.0	4,900.0
Composition—%
Fixed Rate	31.0	30.0	34.0
Inflation Linked	26.0	23.0	27.0
Floating Rate	38.9	36.0	40.0
Exchange Rate	4.1	3.0	7.0
Maturity Profile
% Maturing in 12 months	18.7	24.0	28.0
Average Maturity (years)	4.0	3.5	3.8

(1)	As published on August 28, 2020.

Source: National Treasury

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of October 31, 2020, the Federal Government had paid a total of R$26.76 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$16.96 billion), which was granted pursuant to the Special Recovery Regime, (ii) the State of Minas Gerais (R$6.48 billion), (iii) the State of Goiás (R$1.36 billion), (iv) the State of Bahia (R$239.80 million) and (v) the State of Pernambuco (R$354.85 million). The Federal Government is currently prevented by the STF from recovering any guarantees granted pursuant to the Special Recovery Regime.